VIA EDGAR

February 12, 2021

ALPS ETF Trust

1290 Broadway

Suite 1000

Denver, Colorado 80203

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David Orlic, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Mr. Orlic:

Set forth in the numbered paragraphs below are the Staff’s comments provided telephonically on November 24, 2020 and on February 10, 2021 to Registrant’s Post-Effective Amendment No. 301 filed on October 8, 2020 (“PEA 301”) which included a prospectus and statement of additional information pertaining to the ALPS Active REIT ETF (the “Fund”), accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 301.

1.	Staff Comment: Please delay the effectiveness of PEA 301 until all comments are resolved and the ETF exemptive order has been issued.

Registrant’s Response: Comment acknowledged. The effectiveness of PEA 301 has been delayed until February 12, 2021. The ETF exemptive order was received on January 21, 2021.

2.	Staff Comment: Please bold the entire warning legend on the cover page.

Registrant’s Response: Comment complied with by bolding the entire warning legend.

3.	Staff Comment: In the warning legend, please include a specific cross reference to more extensive strategy disclosure and risk factors by name on related topics. Also, please specifically state the principal risks associated with the semi-transparent structure in the warning legend.

Registrant’s Response: Registrant is providing specific cross references as follows: “For additional information regarding the unique attributes and risks of the ETF, see “Principal Investment Risks,” (in the Fund Summary section) “Additional Risk Considerations,” and “Additional Information about the Fund” (in the Other Information section) below.” Registrant respectfully declines to name each principal risk associated with the semi-transparent structure of the Fund as the Application requires section level references, not risk level references.

4.	Staff Comment: In the first sentence of the paragraph for the “Annual Fund Operating Expenses” please revise to include "buy, hold and sell shares."

Registrant’s Response: Comment complied with by revising the statement as follows:
“This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”).”

5.	Staff Comment: Under Principal Investment Strategies, remove the word “net” from the 80% test since the Fund cannot borrow per its Order.

Registrant’s Response: Registrant respectfully notes that other items may be subtracted from total assets other than borrowings. Therefore, Registrant respectfully declines to make the requested change while acknowledging that the Fund’s investments and operations will be limited by the terms and conditions of the Order.

6.	Staff Comment: Under Principal Investment Strategies, please confirm that “cash equivalents” will be consistent with the language of the Fund’s ETF exemptive application (the “Application”).

Registrant’s Response: Registrant confirms that “cash and cash equivalents” will be consistent with the language of the Application. The term is defined in the Statement of Additional Information included in PEA 301. The following statement will be added to the prospectus for clarification: “Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.”

7.	Staff Comment: Under Principal Investment Strategies, the Staff notes that the Application requires securities listed on a U.S. exchange or traded contemporaneously with the Fund shares. Please synchronize the language in the second prong of the definition of a “U.S.” company with the restriction in the Application.

Registrant’s Response: Comment complied with by revising the definition of a “U.S.” company as follows: “The Fund considers a “U.S.” company to be one (i) domiciled or with a principal place of business or primary securities trading market in the United States, or (ii) that derives more than 50% of its total revenues or profits from the United States and its stock is listed on an exchange that trades contemporaneously with the Shares (emphasis added).”

8.	Staff Comment: Under Semi-Transparent Actively-Managed ETF with Proxy Portfolio Structure in the Principal Investment Strategies, please discuss the specific guardrail amount.

Registrant’s Response: Comment complied with by providing the following additional information under the header labeled Semi-Transparent Actively-Managed ETF with Proxy Portfolio Structure: “The Fund also discloses the maximum deviation between the weightings of the specific securities in the Portfolio Reference Basket and the weightings of those specific securities in the Actual Portfolio, as well as between the weighting of the respective cash positions (the “Guardrail Amount”). The Guardrail Amount is intended to ensure that no individual security in the Portfolio Reference Basket will be overweighted or underweighted by more than the publicly disclosed percentage when compared to the actual weighting of each security within the Actual Portfolio as of the beginning of each trading day.”

9.	Staff Comment: Under Principal Investment Risks, organize all risks related to the non-transparent structure all together at top of section, including proxy portfolio structure risk; fluctuation of NAV risk, AP concentration risk, and trading issues/ trading halt risk.

Registrant’s Response: Comment complied with as Proxy Portfolio Structure Risk is a principal risk of the Fund unique to the semi-transparent active ETF structure, and is listed first in Principal Investment Risks. Fluctuation of Net Asset Value Risk will be moved up to be listed second in Principal Investment Risks. The other risks referenced in the Staff’s comment are non-principal risks and thus are discussed in a separate section of the prospectus. Registrant further notes that AP concentration risk and trading issues/ trading halt risk are not primarily related to the non-transparent structure of the Fund, but rather primarily address risks for ETFs in general.

10.	Staff Comment: Please put less emphasis on the daily holdings being different, rather disclose that the weightings are different. This comment applies throughout PEA 301.

Registrant’s Response: Comment complied with by stating, where applicable, that the Fund discloses daily the identities of all portfolio holdings, but not the exact quantities or weightings rather than emphasizing that the daily holdings are different.

11.	Staff Comment: Regarding the sentence in the Proxy Portfolio Structure Risk “At certain thresholds for such premiums/discounts….,” please disclose thresholds in detail in response to Item 9 of Form N-1A.

Registrant’s Response: Comment complied with by revising the referenced sentence as follows: “For at least the first three years after launch of the Fund, if the tracking error exceeds 1%, or if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the Closing Price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00% or the bid/ask spread exceeds 2.00%, the Adviser will recommend appropriate remedial measures to the Fund’s Board of Trustees for its consideration, which may include, but are not limited to, liquidation of the Fund.”

12.	Staff Comment: Regarding Geographic Concentration Risk, please confirm the relevance of this risk given the investment limitations on the Fund.

Registrant’s Response: Registrant respectfully notes that the Fund is significantly comprised of securities of issuers from a single country, the U.S.

13.	Staff Comment: Under Investment Adviser and Sub-Adviser, please disclose the fee paid to the sub-adviser.

Registrant’s Response: Registrant added the sub-advisory fee paid to the Sub-Adviser in the SAI as follows: "For the Sub-Adviser’s services to the Fund, AAI has agreed to pay the Sub-Adviser out of its management fee an annual sub-advisory fee equal to a 0.35% of its average daily net assets."

14.	Staff Comment: Under “Additional Information about Principal Investment Strategies,” please revise the sentence “Unlike traditional ETFs, the Fund does not disclose its actual portfolio holdings each day” to reflect the weighting is different, not the holdings.

Registrant’s Response: See Registrant’s response to Staff Comment #10 above.

15.	Staff Comment: Under “Additional Information about Principal Investment Strategies,” please add language from the Application on page 21: "given that this structure is unlike… the adviser will monitor .... including bid ask spreads on market transactions."

Registrant’s Response: Comment complied with by providing the following under “Additional Information about Principal Investment Strategies”: “Given that this structure is unlike fully-transparent active ETFs, the Adviser will monitor on an on-going basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after launch of the Fund, the Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures), and the Board will promptly meet, if the tracking error exceeds 1%, or if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the closing rice or the bid/ask price, on one hand, and NAV, on the other, exceeds 2.00% or the bid/ask spread exceeds 2.00%. In such a circumstance, the Board of Trustees will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, or tracking error, as applicable. The Board of Trustees will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different exchange, changing the size of Creation Units, changing the Fund’s investment objective or strategy, and liquidating the Fund.”

16.	Staff Comment: Under “Additional Information about Principal Investment Strategies,” please add language from the Application on page 21 regarding the “for at least the first 3 years after launch…"

Registrant’s Response: See Registrant’s response to Staff Comment #15 above.

17.	Staff Comment: Consider disclosing the statement “Dividends received by the Fund from a REIT generally will not constitute qualified dividend income” in the summary section.

Registrant’s Response: Comment complied with by providing the statement “Dividends received by the Fund from a REIT generally will not constitute qualified dividend income” in the summary section.

18.	Staff Comment: Under “Additional Risk Considerations: Trading Issues” please disclose that trading halts may have more effect on this Fund because of the semi-transparent structure.

Registrant’s Response: Comment complied with by providing the following sentence in the Trading Issues risk: “Trading halts may have more effect on the Fund because of its semi-transparent structure.”

19.	Staff Comment: Under “Additional Risk Considerations: Trading Issues” please disclose that an investor may incur costs attributable to the bid-ask spread. Please include the standard definition of the bid-ask spread.

Registrant’s Response: Registrant updated the disclosure in response to Item 9 of Form N-1A to include the standard definition of the bid-ask spread in the “Portfolio Reference Basket Structure Risk.” Registrant notes that under “Portfolio Reference Basket Structure Risk,” the following disclosure is provided: “Shares may trade at a wider bid/ask spread than shares of traditional ETFs and may therefore be more costly for investors to trade, which may be heightened during periods of market disruption or volatility.” Further, Registrant notes that the following disclosure is provided under “Additional Risk Considerations: Trading Issues”: “Because of the Fund’s semi-transparent structure, Shares may trade at a wider bid/ask spread and may experience a wider premium/discount than traditional ETFs that disclose their holdings daily, and therefore, may cost investors more to trade especially during periods of market disruption or volatility.”

20.	Staff Comment: Under “Authorized Participant Concentration Risk,” please revise the sentence “The fact that the Fund is offering a novel structure as compared to traditional ETFs may affect the number of entities willing to act as authorized participants” to state whether the number of entities may increase or decrease.

Registrant’s Response: Comment complied with by revising the sentence as follows: “The fact that the Fund is offering a novel structure as compared to traditional ETFs may decrease the number of entities willing to act as authorized participants.”

21.	Staff Comment: Under “No Guarantee of Active Trading Market Risk,” please add that this adverse effect on liquidity for the Fund shares in turn could lead to differences between the market price of shares and underlying value of those shares.

Registrant’s Response: Comment complied with by adding the following sentence to “No Guarantee of Active Trading Market Risk”: “This adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of shares and underlying value of those shares.”

22.	Staff Comment: Under “Cash Transactions Risk,” please disclose that costs could include brokerage cost or taxable gains or losses that the fund might not have incurred if it had made redemption in kind. In addition, please disclose that these costs could decrease the ETF’s NAV to the extent that the costs are not offset by a transaction fee payable by an AP.

Registrant’s Response: Comment complied with by revising the disclosure as follows: “Cash Transactions Risk. Unlike other ETFs, the securities in the Fund's basket of securities exchanged for a Creation Unit will not correspond pro rata to the positions in the Fund's portfolio, and the Fund may effect its creations and redemptions partially or wholly for cash rather than on an in-kind basis. Because of this, the Fund may incur costs such as brokerage costs or be unable to realize certain tax benefits associated with in-kind transfers of portfolio securities that may be realized by other ETFs. These costs may decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an AP. Shareholders may be subject to tax on gains they would not otherwise have been subject to and/or at an earlier date than if the Fund had effected redemptions wholly on an in-kind basis.”

23.	Staff Comment: Under “How to Buy Shares,” please clarify that the securities that constitute the deposit securities and fund securities will be the same as the Fund’s Dynamic SSR Portfolio except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis.

Registrant’s Response: Comment complied with by providing the following sentence under “How to Buy Shares”: “The names and quantities of the instruments that constitute the Deposit Securities will be the same as the Portfolio Reference Basket except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis.”

24.	Staff Comment: Under “Proxy Portfolio Structure” please revise to reflect that the weighting is different, not the holdings. Also, use consistent terminology regarding “Proxy Portfolio” and “Dynamic SSR Portfolio.”

Registrant’s Response: Comment complied with by stating that the Fund does not disclose its Actual Portfolio and instead discloses the Portfolio Reference Basket. Comment further complied with by using the same terminology of “Portfolio Reference Basket” throughout the registration statement.

25.	Staff Comment: Under “Disclosure of Portfolio Holdings,” please also disclose that website will show per share the prior business day’s NAV and the closing price or mid-point of the highest bid and lowest offer at the time of calculation of such NAV and the calculation of premium or discount of closing price or bid-ask price against such NAV. Please also detail other information that will be provided on website regarding premiums and discounts that ETFs may be required to provide under 1940 Act rules.

Registrant’s Response: Comment complied with by revising the disclosure to include the following: “On a daily basis, per Share for the Fund, the prior Business Day’s NAV and the closing price or the Bid/Ask Price, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV is also available at www.alpsfunds.com. Other information regarding premiums/discounts that ETFs registered under the 1940 Act may be required to provide is also available on www.alpsfunds.com.”

26.	Staff Comment: On the back page of the prospectus, please revise the statement “You can ask questions or obtain a free copy of the Fund’s shareholder reports or Statement of Additional Information by calling 866.759.5679. Free copies of the Fund’s shareholder reports and the Statement of Additional Information are available from our website at www.alpsfunds.com.” to reference the prospectus, Form N-CSR, and Form N-CEN.

Registrant’s Response: Comment complied with by revising the statement as follows: “You can ask questions or obtain a free copy of the Fund’s shareholder reports, prospectus, Form N-CSR, Form N-CEN, or Statement of Additional Information by calling 866.759.5679. Free copies of the Fund’s shareholder reports, prospectus, and the Statement of Additional Information are available from our website at www.alpsfunds.com.”

27.	Staff Comment: On page 1 of the Statement of Additional Information please revise to reflect that the weighting is different, not the holdings.

Registrant’s Response: See Registrant’s response to Staff Comment #10 above.

28.	Staff Comment: Please file the license agreement with Blue Tractor Group, LLC as an exhibit to the registration statement as a material contract.

Registrant’s Response: Registrant respectfully declines to accept the comment as the license agreement with Blue Tractor Group, LLC (“Blue Tractor”) is between the Adviser, as the licensee, and Blue Tractor, the licensor. The Fund is not a party to the license agreement.

29.	Staff Comment: In the last paragraph on page 1 of the Statement of Additional Information, this appears to have been slightly modified from the Application. Please track the language included in the Application.

Registrant’s Response: Comment complied with by tracking the language included in the Application.

30.	Staff Comment: Under “Exchange Listing and Trading,” consider mentioning the 10% threshold and halt request here as it seems relevant to the discussion. Please correct the typo in this paragraph as well.

Registrant’s Response: Comment complied with by providing the following additional disclosure and correcting the typo in the first paragraph: “In addition, if 10% or more of the Fund’s Actual Portfolio does not have readily available market quotations, the Fund will promptly request that Exchange halt trading in the Fund’s Shares.”

31.	Staff Comment: Under “Fundamental Investment Restrictions #1,” confirm whether the Fund will be concentrated in the real estate industry.

Registrant’s Response: While the Fund may not concentrate in any one industry, the Fund’s industry classification methodology does not include a “real estate” industry. Instead, several different industries may comprise the real estate sector. Accordingly, the Fund’s investment strategies are consistent with this fundamental policy.

32.	Staff Comment: Under “Fundamental Investment Restrictions #2,” please revise to address the Application’s restriction on borrowing.

Registrant’s Response: The Registrant respectfully declines to revise the fundamental policy, but acknowledges that the Fund may not borrow for investment purposes nor hold short positions consistent with the Application. See also Registrant’s response to Staff Comment #33 below.

33.	Staff Comment: With respect to the Fundamental Investment Restrictions, please disclose that the Fund is bound by the terms of the Application/Order.

Registrant’s Response: Registrant notes that in the third paragraph of “INVESTMENT RESTRICTIONS AND POLICIES” the following statement is provided: “Notwithstanding the fundamental and non-fundamental investment limitations provided below, the Fund’s investments and operations will be limited by the terms and conditions of the Order.” (new text is emphasized).

34.	Staff Comment: With respect to the non-fundamental investment restrictions, please disclose that the Fund is bound by the terms of the Application/Order. Note the Application limitation on short sales and illiquid investments.

Registrant’s Response: See Registrant’s response to Staff Comment #33 above.

35.	Staff Comment: Under “Indicative Intra-day Value,” please specifically address a) what the calculation includes and does not include (for ex: operating fees and other accruals) and b) what types of values are used for underlying holdings. Please disclose whether the IIV calculation agent may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of the Fund shares.

Registrant’s Response: With respect to the first sentence of the Staff’s comment, the comment has been complied with by revising the relevant disclosure. With respect to the second sentence of the Staff’s comment, this section of the SAI currently discloses that the “IIV will use last sale, market prices or other methods that would be considered appropriate for pricing equity securities held by registered investment companies” and that “IIV should not be viewed as a ‘real-time’ update of NAV because the IIV will be calculated by an independent third party calculator and may not be calculated in the exact same manner as NAV, which is computed daily.”

36.	Staff Comment: The statements "[t]he Fund is not responsible for the calculation or dissemination of the Portfolio Reference Basket" and "[t]he Fund makes no warranty as to the accuracy of the Portfolio Reference Basket" is inconsistent with the Application and Order. As such, please remove or revise this statement to be consistent with the Application and Order.

Registrant’s Response: The Registrant respectfully believes that these statements are not inconsistent with the Application and Order. The Adviser, not the Fund, has entered into one or more third-party agreements for the calculation and dissemination of the Portfolio Reference Basket, and will be the party responsible for monitoring the accuracy and completeness of the Portfolio Reference Basket. Moreover, the Application provides no representations or warranties from the Fund (or the Adviser) with respect to the accuracy of the Portfolio Reference Basket. Rather, the Applicants represented that “a proprietary algorithmic process will be applied to the Fund portfolio to generate a basket of securities and cash the performance of which is designed to closely track the daily performance of the Fund’s portfolio,” “the algorithm will generate the weightings of the specific securities in the [Portfolio Reference Basket] within the specified Guardrail Amount and with the goal of maximizing the correlation between the [Portfolio Reference Basket] and the actual portfolio, and “Applicants expect that the performance of the [Portfolio Reference Basket] and the actual portfolio will be closely aligned…and Applicants do not expect the Tracking Error to exceed 1%” (emphasis added). The Registrant acknowledges that the Fund must comply with the terms and conditions of the Order, including those related to the composition and publication of the Portfolio Reference Basket.

* * *

If you have any questions or further comments, please contact me at 720.917.0883.

Sincerely,

/s/ Cara Owen
Cara Owen, Secretary

cc:	Adam Teufel

Dechert LLP